SUBSTITUTION AGREEMENT

This Substitution Agreement (this "Agreement") is made and entered into effective as of June 17, 2006, by and between NT Holding Corp., a Nevada corporation ("NT'), and Grand Canal Entertainment, Inc., a Delaware corporation ("Grand Canal").

RECITALS

A.
NT and Grand Canal are parties to a certain Agreement for Share Exchange, dated April 7, 2006 (the "Exchange Agreement"), pursuant to which NT agreed to sell and transfer to Grand Canal all of NT's ownership in its wholly-owned subsidiary, Tagalder C3 Holdings, Inc., a company organized under the laws of the British Virgin Islands ("Tader").

B. In consideration of such ownership of Tagalder, Grand Canal issued to NT a total of 39,702,080 shares of the common stock of Grand Canal (the "Shares").

C.
The purpose of the Exchange Agreement and the transactions contemplated therein was to facilitate an acquisition transaction in which Tagalder would acquire, through a subsidiary, the majority of the outstanding stock of Shanxi Jinyan Coal and Chemical Company Limited, a company organized under the laws of the People's Republic of China ("Jinyan"). An agreement relating to such acquisition transaction was entered into by Jinyan, Tagalder and Grand Canal on May 1, 2006 (the "Jinyan Acquisition Agreement" ).

D. The Jinyan Acquisition Agreement has subsequently been canceled and all transactions thereunder voided. There is no intention by the parties to further pursue those transactions.

E.
In light of the failure of the Jinyan acquisition and the purpose of the Tagalder transfer to Grand Canal, and the corresponding cancellation and voiding of the Jinyan Acquisition Agreement, NT and Grand Canal desire to substitute the consideration paid by NT under the Exchange Agreement, subject and pursuant to the terms and conditions set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Incorporation of Recitals. The foregoing recitals are hereby incorporated in and made a part of this Agreement by this reference.

2.	Substitution of Consideration. The parties agree as follows:

2.1.
Upon execution of this Agreement, Grand Canal will transfer and return, and without any additional action, by the parties shall conclusively be deemed to have transferred and returned, to NT all of the ownership of Tagalder (the "Return Transfer"). Following such Return Transfer, Tagalder will be, for all purposes, a wholly-owned subsidiary of NT.

2.2.
Within sixty (60) days following the Return Transfer, NT will provide and contribute to Grand Canal an alternative acquisition entity and transaction opportunity as a substitution of consideration under the Exchange Agreement for Tagalder and the canceled Jinyan acquisition (the "Substitution"). As of the date hereof, the parties anticipate that such substitute consideration will involve a transaction with Shanxi Zhonglu Coking Company that is comparable in structure to the canceled Jinyan acquisition; however, the actual transaction and structure thereof is subject to NT's ongoing negotiations and will be finalized pursuant to definitive documentation at the time of the Substitution. NT acknowledges and agrees that Grand Canal in its absolute sole discretion will review the Substitution upon submission of same within the 60 day period, and in the event that Grand Canal determines that the Substitution is not acceptable to Grand Canal and/or its counsel in their sole discretion, the Exchange Agreement and this Substitution Agreement may be terminated and the shares and other consideration unwind and returned to the respective party (including without limitation return and/or cancellation of the "Shares")s. Unless otherwise agreed by the parties, no additional consideration from Grand Canal will be paid or delivered in connection with the Substitution.

3.
Certain Assumptions. The parties agree that the Return Transfer and Substitution does not constitute, for any purpose, a distribution or dividend to NT, or other taxable event. Each party covenants and agrees to take such actions and to provide such further assurances, as may be reasonably requested by the other party, to ensure such treatment of the Return Transfer and Substitution, including without limitation to restructure and reform this Agreement as reasonably necessary in accordance with the foregoing.

4.
Failure to Perform; Remedy. If NT fails to perform the Substitution as set forth in Section 2.2 within the time period set forth therein, or such extended time period as may be mutually agreed by the parties, then Grand Canal shall be entitled to cancel the Exchange Shares for reason of lack of consideration.

5.
Representations; Warranties. Each of NT and Grand Canal represents and warrants to the other party that it has obtained all necessary approvals, including without limitation board approvals, to authorize and approve the transactions contemplated herein.

6.
Further Assurances. Each of the parties agrees to take such actions and steps as may be reasonably requested by the other party to effect the Return Transfer set forth in Section 2.1, including without limitation to execute and deliver any required filings with governmental authorities. Further, each of NT and Grand Canal shall take all reasonable actions necessary to comply promptly with all legal requirements which may apply with respect to the transactions hereunder and will promptly cooperate with and furnish information to the other party in connection with any such requirements.

7.
Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supercedes and replaces any prior or contemporaneous agreements or understandings, whether written or oral, relating to such subject matter. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may not be modified or amended except in writing signed by the parties.

8.
Assignment. Neither this Agreement, nor any of the rights or obligations hereunder, may be assigned or transferred by either party without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.

10.
Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Nevada state court or any federal court in the State of Nevada in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

11.
No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including but not limited to money damages, for breach hereof or of any other provision of this Agreement or part hereof as a result of such holding or order.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed by its authorized representative as of the date first set forth above.

NT HOLDING CORP.	GRAND CANAL ENTERTAINMENT, INC.

By: Chun Ka Tsun

Print Name: Chun Ka Tsun	Print Name: M. Richard Cutler, President

Title: Authorized Officer